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                          January 23, 2024

       Patrick Gruber
       Chief Executive Officer
       Gevo, Inc.
       345 Inverness Drive South
       Building C Suite 310
       Englewood, Colorado 800112

                                                        Re: Gevo, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 16,
2024
                                                            File No. 333-276515

       Dear Patrick Gruber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Ned Prusse